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Exhibit 12.1

				Fiscal Year Ended			Three Months Ended
	Fiscal Year Ended Oct. 3, 1999	Fiscal Year Ended Oct. 1, 2000	Three Months Ended Dec. 31, 2000	2001	2002	2003	March 30, 2003	March 28, 2004
	($ in thousands)
Ratio of earnings to fixed charges:
Fixed Charges:
Interest expensed & capitalized	$4,161	$7,735	$4,285	$16,922	$14,290	$13,372	$3,392	$3,242
Amortized premiums, discounts & capitalized expenses related to indebtedness	—	—	—	—	—	—	—	—
Estimate of interest within rental expense	1,737	2,749	1,296	5,707	5,845	5,780	1,459	1,495
Preference security dividend requirements	—	—	—	—	—	—	—	—

Total Fixed Charges	$5,898	$10,484	$5,581	$22,629	$20,135	$19,152	$4,851	$4,737
Earnings:
Pretax Income	(301)	(2,246)	(3,203)	(13,822)	2,257	3,315	(57)	1,020
Fixed Charges	5,898	10,484	5,581	22,629	20,135	19,152	4,851	4,737
Amortization of capitalized interest	—	—	—	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—	—	—	—
Co. share of pre-tax losses of equity investees for which charges arriving from guarantees are included in fixed charges	—	—	—	—	—	—	—	—

Subtotal	5,597	8,238	2,378	8,807	22,392	22,467	4,794	5,757
Interest capitalized	—	—	—	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—	—	—
Minority interest in pre-tax income of minority subsidiaries that have not incurred fixed charges	—	—	—	—	—	—	—	—

Total	$5,597	$8,238	$2,378	$8,807	$22,392	$22,467	$4,794	$5,757

Ratio:	0.9	0.8	0.4	0.4	1.1	1.2	1.0	1.2

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Exhibit 12.1 Computation of Ratio of Earnings to Fixed Charges